

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 8, 2010

Bradley D. Bellville
President
The Money Tree Inc.
114 South Broad Street
Bainbridge, Georgia 39817

> **Re:** **The Money Tree Inc.**
> **Post-Effective Amendments No. 1 to Registration Statements**
> **on Form S-1**
> **File No. 333-157700**
> **File No. 333-157701**
> **Filed January 12, 2010**

Dear Mr. Bellville:

We have reviewed the above-referenced filings and have the following comments. We have limited our review of your amended filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-effective Amendment No. 1 to Registration Statement on Form S-1
(File No. 333-157700)

General

1.   Please tell the staff how you add the "features" of the notes, including the interest rates paid, to the registration statement.

2.   Advise the staff regarding all payments made to the Martin family by Money Tree
        or its subsidiaries or affiliates. Please advise the staff regarding any formal
        contracts or other agreements between Money Tree and any other entity
        controlled by the Martin family.

Prospectus cover page

3.   Revise the second paragraph to clarify that investors will pick a one, two, or four
        year interest adjustment period but the notes will all have a four year maturity.

4.   Revise the fifth paragraph to clarify how investors wanting to redeem their notes
        must provide notice to the company.

5.   Revise the bullets at the bottom of the cover page as follows:
        •   Revise the second bullet to disclose the losses from the last 2 years and
            interim period since the end of the last year as well as the capital deficiency at
            December, 2009;
        •   Revise the third bullet to disclose the finance receivables at December 25,
            2009 and the liability for the notes and any accrued interest payable at that
            same date; and,
        •   Revise the fourth bullet to disclose the redemptions and new issuances during
            the last full fiscal year and the interim period since the year-end.

Questions and Answers, page 1

6.   Revise the third Q&A on page 2 to disclose the current prime rate.

Risk Factors
Risks Related to the Offering, page 9

7.   Revise to add a risk factor for "we may run out of cash" or another similar caption
        and disclose in the narrative the amount of cash on hand as of the latest
        practicable date, and the amount of demand notes and debentures that may be
        redeemed in the next 12 months either due to their maturity or due to the end of
        an interest adjustment period. In addition, disclose what actions you will take if
        you our unable to sell or renew this amount of new notes. Briefly disclose any
        other sources of funds you may have available during the next 12 months. Also,
        highlight that your earnings to fixed charges ratio is less than 1. Please refer to
        Item 503d of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Description of Loans and Contracts, page 21

8.   We note in your rollforward of the balance of each category of your outstanding
        finance receivables that your "charge-offs, gross" actually represents amounts net
        of non-filing insurance receipts. Please revise to present the true gross charge-
        offs and present the non-filing insurance receipts as a separate item.

Analysis of Allowance for Credit Losses, page 25

9.   We note your disclosure that historical loss experience coupled with an evaluation
        of loan delinquencies are the primary factors in the determination of your
        allowance for credit losses. Your disclosure, however, appears to primarily focus
        on the role that net charge-offs play in your allowance determination.
        Furthermore, your disclosure on page 26 concerning the changes made to your
        allowance methodology during 2008 implies that you only evaluate those
        delinquent loans that are greater than 180 days past due in your allowance
        determination. Please revise your disclosure to more clearly explain how you
        evaluate delinquency information in determining the amount of credit losses
        inherent in your consumer finance portfolio. For example, on page F-15 you
        disclose that you consider all nonaccrual loans (which appear to represent loans
        greater than 60 or 90 days past due depending on loan type) to be impaired and
        that such impaired loans are evaluated as a group since they are comprised of
        small balance, homogeneous loans. Please explain how you group both impaired
        and non-impaired loans in your consumer finance portfolio for purposes of
        applying loss factors to develop your allowance. In other words, clarify whether
        you apply different loss factors to different segments of your portfolio based on
        loan type and stage of delinquency and provide more transparent disclosure as to
        how such loss rates are determined.

10.   As a related matter, please tell us how you were able to determine that your
        allowance for credit losses at each period-end was appropriate given the
        significant amount of charge-offs ultimately realized. For example, describe the
        timing of the specific credit deterioration events that resulted in net charge-offs
        during 2009 and 2008 in excess of the total allowance for credit losses as of
        September 25, 2008 and 2007, respectively. In this regard, explain how you
        determined whether the amounts charged-off were properly reflected in the
        allowance for credit losses during the period in which the losses were incurred or
        determined to be inherent in your portfolio.

11.   We also note that you attempt to mitigate a portion of your credit losses through
        the sale of credit-related insurance products to your customers as well as the
        purchase of non-filing insurance on certain direct consumer loans. Please tell us
        and revise your disclosure to more clearly explain how potential reimbursements

from these insurance contracts are factored into your determination of the allowance for credit losses. Specifically clarify whether you determine your required allowance before or after potential insurance recoveries and whether you record a separate indemnification asset related to such contracts. If you determine the allowance on a net basis (i.e., after considering reimbursements from insurance contracts) please quantify the impact that these insurance contracts had on your allowance as of each period presented.

Delinquency Information, page 27

12.   We note your tabular presentation of information relating to the delinquency status of each category of your receivables. Please revise your tables to present loans and contracts greater than 180 days (as well as percentage of outstanding).

Financial Statements

Note 3 – Finance Receivables and Allowance for Credit Losses, page F-14

13.   We note your tabular presentation of finance receivables in the table presented at the bottom of page F-14. Please revise to disaggregate your bankruptcy accounts from your direct consumer receivables (similar to your presentation throughout MD&A).

14.   We note your tabular analysis of the allowance for credit losses at the top of page F-15. In an effort to provide more transparency, please revise to provide your allowance rollforward at a lower or more granular level (for example, by direct consumer, consumer sales finance, auto sales finance, and bankruptcy).

Exhibits

15.   Revise to include a new legal opinion and consent from the attorneys in your next amendment.

General

16.   Please make appropriate changes to the Debentures Post-effective Amendment, file number 333-157701.

Closing Comments

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Michael R. Clampitt at (202) 551-3434 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel
Financial Services Group

cc: Michael K. Rafter, Esq.
       Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
       (By facsimile)